Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 25, 2013

OfficeMax Associate Frequently Asked Questions

{The following FAQs are intended for posting to the internal News.OMX portal.}

1.	What is a “merger of equals?”

•	An MOE structure is a means for our companies to combine and shareholders from both firms become the shareholders of the combined company.

•	We believe the strengths of our combined entity – including our combined Board of Directors – will deliver greater long-term value to our stockholders.

2.	What are the benefits of this transaction for Associates?

•	The transaction will create a stronger, more efficient competitor better positioned to meet the growing challenges of a rapidly changing office solutions industry.

•	As two leading companies, we will have the opportunity to build on our strong digital platforms and expand our multichannel capabilities to better serve our customers and compete more effectively.

•	We are confident that there will be exciting new opportunities for Associates as part of a global business. This merger represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.

3.	How will key decisions be made about the combined company’s Board and CEO? How will decisions be made about the combined company’s headquarters location and brand?

•	Following the closing, the combined company’s newly constituted Board of Directors will include equal representation and governance rights from each of the two companies.

•	The parties have also agreed to form a selection committee made up of an equal number of independent Board members from each company that will oversee the search process for naming a CEO for the combined company. Both incumbent CEOs, as well as external candidates, will be considered in the search process. Ravi Saligram, President and CEO of OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot will remain in their current positions through the completion of the search process.

•	The combined company’s management team is expected to draw upon the experienced group of leaders from both companies. The combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of a CEO for the combined company.

4.	In reviewing how we performed as a company in 2012, is our path still in alignment with our current Road to Success strategy?

•	Yes, we remain laser-focused on executing against our strategic plan. We’ve made terrific progress in strengthening our core business and simplifying our balance sheet, and remain focused on efforts to identify new service and product categories to drive growth and, importantly, to differentiate our brand.

5.	How does the merger impact the initiatives we have underway for 2013?

•	We have many exciting initiatives underway designed to drive our business forward.

•	Until the transaction closes, OfficeMax and Office Depot will continue to compete vigorously – and operate – as two separate and independent companies.

•	We need you to stay fully engaged in the business, just as you always have. Let’s stay focused on delighting our customers and delivering against our business objectives.

6.	How long will the transaction take to complete?

•	The transaction is expected to close by the end of 2013, subject to closing conditions.

7.	How will our customers and vendors be notified?

•	We are reaching out to our customers and vendors through all communications channels to ensure that they know what’s happening and understand our commitment to their business with us.

8.	How should I interact with my customers and vendors now?

•	Until the transaction between OfficeMax and Office Depot closes, we will remain two separate companies.

•	We must continue to operate separately and to compete vigorously as we always have.

•	You should continue to do business with your customers and vendors according to current OfficeMax policies.

•	In addition, you should not speculate about the transaction with your customers or vendors.

•	Don’t hesitate to consult with OfficeMax legal counsel if you are unsure about what you can and cannot say or do prior to the transaction’s close.

•	For a summary of Antitrust Guidelines, click here: [ADD LINK TO DOCUMENT]

9.	Will anything change about how we do business with our customers or vendors?

•	Until the transaction between OfficeMax and Office Depot closes, we will remain two separate companies.

•	It remains business as usual at OfficeMax.

•	We must continue to operate separately and to compete vigorously as we always have.

•	You should continue to do business with your customers and vendors according to current OfficeMax policies until further notice.

10.	As an associate of OfficeMax, should I coordinate with my counterpart at Office Depot regarding business?

•	No, definitely not.

•	Until the transaction has been approved and the merger completed, OfficeMax and Office Depot will remain two separate companies.

•	We must continue to operate separately and to compete vigorously as we always have.

•	You should continue to do business with your customers and vendors according to current OfficeMax policies until further notice.

11.	For prospective contract accounts with proposals from both OfficeMax and Office Depot, which one is valid?

•	Until the transaction has been approved and the merger completed, OfficeMax and Office Depot will remain two separate companies.

•	We must continue to operate separately and to compete vigorously as we always have.

•	We will continue to pursue new accounts and to deliver exceptional service.

12.	As a store associate at OfficeMax, what do I do if Office Depot store associates or field personnel come into my store?

•	We are still competitors, just as we are competitors with Wal-Mart, Target and Staples.

•	Do not provide your counterpart Associates at Office Depot with any information, and contact your district manager if you receive any inquiries.

•	Our policy regarding no photographs or filming in-store (without permission) is still in effect as well, so do not allow anyone to enter the store for that purpose without approval from Communications and Corporate Affairs.

13.	Office Depot and Staples tried to merge before; why is this different?

•	The world has changed since 1997, as have OfficeMax and Office Depot.

•	Customers buy office supplies and technology products at a number of diversified retailers well beyond the pure play office supply companies, including Costco, Wal-Mart, Sam’s Club, Target, Amazon and FedEx Office.

•	We believe that combining our two businesses is the best way to compete in this large and rapidly changing industry.

•	We are hopeful that the FTC will recognize how much our industry has changed, how much competition we face from disparate sources, and how our proposed transaction would allow us to not only bring products to customers more efficiently and cost effectively, but to offer a better value proposition.

14.	How often will we be updated on the status of the merger?

•	On Wednesday, we launched our Integration Hub microsite on the News.OMX Portal. It will be updated regularly with current information about the merger.

•	You can also submit your questions about the merger from the Integration Hub and your questions will be answered, as we are able, for all Associates on the same site.

15.	Why couldn’t we (associates) learn about this news sooner?

•	As a public company, we are required by law to abide by certain public disclosure rules.

•	We could not make any announcements until the terms of the merger agreement were finalized and the board of directors approved the merger agreement.

•	We are also required by law to notify our shareholders first and all at one time, which we accomplish through a press release.

•	After those requirements were met, we worked hard to get the news to all of you as quickly as possible.

•

We will continue to be subject to disclosure rules that will limit what we can say before the transaction closes, but our commitment to you is that you will know everything we know as soon as it can be made public.

HR-Related Questions

16.	What does a merger between OfficeMax and Office Depot mean to various departments in the organization? Should I be worried about losing my job?

•	It’s too early to comment on what impact a merger may have on jobs within various functions.

However, we believe there will be exciting new opportunities for Associates as part of a truly global business. We are committed to communicating with Associates throughout this process, as we are able.

17.	In the case of redundant positions, how will decisions be made about which Associates stay and which leave?

•

It’s too early to comment on the potential integration process. For now, it’s important that we stay focused on doing a great job for our customers. We have a number of innovative initiatives underway that will continue to improve our customer relationships and our business.

18.	Will stores be closed and, if so, what is the timeline?

•

It’s too early to comment on the potential integration process. However, our retail stores are an important channel for us. No integration activity can take place before the transaction closes, so we will continue to operate all our stores according to the plans we already had in place for our business.

19.	How will we attract qualified job candidates to the company during this waiting period?

•

We believe this transaction will create a stronger, more efficient competitor able to meet the growing challenges of a rapidly changing industry. We will continue to communicate our vision for the combined company to both existing and prospective Associates.

External Inquiries

20.	What if someone from the media calls me to ask questions?

•	You should not provide media interviews.

•

If a member of the media contacts you, indicate that you are not a spokesperson for the company and refer that person to Julie Treon, Vice President, Communications and Corporate Affairs, OfficeMax at 630-864-6155.

21.	What if a stockholder, analyst or financial institution calls me to ask questions about the merger?

•	You should not provide information.

•

If a member of the financial community, a stockholder, or anyone from a bank contacts you, indicate that you are not a spokesperson for the company and refer that person to Mike Steele, Vice President, Investor Relations, OfficeMax at 630-864-6826.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.